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NR12-15	June 19, 2012

International Tower Hill Mines Announces Update
on the Livengood Gold Project, Alaska

Vancouver, B.C. – International Tower Hill Mines Ltd. (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) (“ITH” or the “Company”) announces an update regarding the optimization review of its Livengood project, which was announced on May 15, 2012. The Company has determined that the most efficient and cost-effective path to permitting is to incorporate results from current engineering and metallurgical test work directly into a definitive feasibility study, which ITH expects to complete in the first half of 2013. The Company has also implemented a cost reduction program and is evaluating financial de-risking options for the development of the Livengood project. Additionally, the Board of Directors is reviewing a list of qualified candidates for the position of the Company’s Chief Executive Officer.

Project Review – Fast Track to Feasibility

Over the past nine months, the Company’s management team has been examining all potential options for the Livengood gold deposit to address key process and development opportunities. This work has focused in large part on metallurgical testing aimed at defining the recovery process. To date, the test work has produced encouraging results and suggests the potential for a more efficient gold recovery system than the one proposed in the August 2011 Preliminary Economic Assessment (PEA). The advanced level of this work is expected to enable the Company to bypass the preparation of a prefeasibility study and move directly to completion of a feasibility study, with a view to more cost-effectively advancing the project.

Key elements of this plan for completion of a feasibility study are described below:

  Since the August 2011 PEA, the development team has made significant advancements on project design which are being driven by an extensive metallurgical test program. Determining the most cost-effective extraction method is critical to the Livengood gold project’s success, given its significant resource size but lower gold grade.

  In February 2012, 10,800 kg from approximately 3,000 samples selected from throughout the Livengood deposit were sent to SGS Canada Inc. for the final stage of optimization testing and analysis. To date, SGS has completed gravity test work and results are pending.

  Remaining engineering work is focused on determining the secondary system that will be used to complete the gold recovery process. This has been narrowed down to either whole-ore Cyanide in Leach (CIL) or flotation-CIL (the proposed system in the August 2011 PEA). The whole-ore CIL process is being evaluated as it would offer operational simplification opportunities.

  Grinding studies have begun and may have significant impacts on equipment selection, power demands and resulting operating costs. Initial results from testing on a more extensive sample base indicate that mineralization at the Livengood project could have better grinding characteristics than those published in the August 2011 PEA. This could have a potentially positive impact on the project.

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  A number of other trade-off studies and project design alternatives have been evaluated over the last six months, including various grinding circuits, heap leaching and various reagent additions. At present, the large mill concept has generated superior results to all alternatives.

  New mine design work is ongoing to re-examine cut-off grades and the optimum grade to the mill, which will produce the most economically robust project. In addition, geotechnical work for surface facility sites has significantly progressed with a key focus being potential tailing and overburden locations.

This test work program and the ongoing engineering studies have significantly advanced the Livengood project and are expected to produce the optimum project from an economic and permitting perspective. Once all work has been completed, the Company plans to begin permitting discussions with various agencies and look at project financing work necessary to advance the project towards production.

Rationalization of Costs

A comprehensive cost and organizational review is being undertaken by the Board of Directors to establish the most cost-effective structure. As a result, the Company has decided to postpone much of its district-wide exploration drilling program and reduce a portion of its condemnation drill program. The Company will focus on completing all the necessary field work and drilling to support the completion of a feasibility study and the environmental work needed to keep its permitting schedule on track. The Company believes that is has sufficient funds to complete the revised 2012 work program.

In addition, the Board of Directors is reviewing all options that could de-risk the project financially, including possible discussions with third parties on joint venture opportunities.

Qualified Person

Allen Thabit (SME # 4101531RM), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis of this news release, and has approved the disclosure herein. Mr. Thabit is not independent of ITH.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2012, ITH is focused on the rapid advancement of the Livengood project into a compelling potential development scenario.

On behalf of
International Tower Hill Mines Ltd.

(signed) Donald Ewigleben
Donald C. Ewigleben
Chairman of the Board

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Direct line: 604-343-4799
Toll-Free: 1-855-208-4642 Ext. 213

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding the anticipated content, commencement, completion and cost of exploration programs, anticipated exploration program results and the timing thereof, the size and

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NR12-15 Continued

characteristics of, or the discovery and delineation of, mineral deposits, resources or reserves, the potential for the expansion of the estimated resources at the Livengood property, the preparation or completion of a feasibility study, the optimization of mine or gold recovery plans, the permitting of a mine at the Livengood project, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, the Company’s business strategy and the potential for a joint venture in respect of the Livengood project, and the Company’s other business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located at the Livengood property, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.